UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Calyxt, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13173L107

(CUSIP Number)

Marie-Bleuenn Terrier

General Counsel

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAMES OF REPORTING PERSONS Cellectis S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 479,264
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 479,264
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 479,264*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*

Based on 16,582,599 shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Calyxt, Inc. (the “Company”) outstanding as of May 31, 2023, after the closing of the Transactions described herein.

Explanatory Note

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Schedule 13D of Cellectis S.A. (the “Reporting Person”) initially filed with the SEC on May 29, 2018, as amended by Amendment No. 1 thereto filed on June 15, 2018, Amendment No. 2 thereto filed on September 23, 2019, Amendment No. 3 thereto filed on July 9, 2020, Amendment No. 4 thereto filed on October 23, 2020, Amendment No. 5 thereto filed on November 1, 2022 and Amendment No. 6 thereto (“Amendment No. 6”) filed on January 13, 2023 (as so amended, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 7 is being filed by the Reporting Person to report: (i) the closing of the transactions contemplated under the Merger Agreement (as set forth in Item 4 below) and the resulting change in percentage of beneficial ownership of the Reporting Person; and (ii) changes in disclosure responsive to Items 4 and 6 of the Schedule 13D, as set forth below.

The share numbers reflected in this Amendment No. 7 give effect to (1) the 1-for-10 reverse stock split effected by the Company on April 24, 2023 and (2) the 1-for-5 reverse stock split effected by the Company on May 31, 2023.

Except as specifically provided herein, this Amendment No. 7 does not modify or amend any of the information previously reported in the Schedule 13D. Items that have been supplemented provide additional, supplemental information to the information reported in the Schedule 13D and do not supersede such existing information.

As a result of the Transactions described herein, on May 31, 2023 the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock (which was re-classified as Class A common stock as part of the Transactions described herein). The filing of this Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following:

As previously reported, on January 13, 2023, the Issuer entered into a certain Agreement and Plan of Merger, as amended by the First Amendment thereto dated as of April 14, 2023, by and among the Company, Cibus Global LLC, a Delaware limited liability company, Calypso Merger Subsidiary, LLC (a newly-formed, wholly owned subsidiary of the Issuer) and others named therein (as amended, the “Merger Agreement,” and the transactions contemplated thereby the “Transactions”), pursuant to which, subject to the terms and conditions thereof, the businesses of Merger Partner and the Company were to be combined. On May 31, 2023, the Company completed the Transactions contemplated under the Merger Agreement. Following the completion of the Transactions, the Reporting Person ceased to be the beneficial owner of more than five percent of Issuer’s Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (c) is hereby amended and supplemented as follows:

(a) – (c) The Reporting Person beneficially owns 479,264 shares of Common Stock, representing 2.9% of the outstanding Common Stock of the Company. The percentage of beneficial ownership of the Reporting Person is based upon 16,582,599 shares of Common Stock of the Company outstanding as of May 31, 2023 after the closing of the Transactions, as reported in the Issuer’s Current Report on Form 8-K filed on June 1, 2023.

At the time of the filing of Amendment No. 6 to the Reporting Person’s Schedule 13D on January 13, 2023, the shares of Common Stock beneficially owned by the Reporting Person represented 49.1% of the outstanding Common Stock of the Company.

Since the filing of Amendment No. 6, the Reporting Person has not effected any transactions in the Company’s Common Stock or other securities.

The Reporting Person possesses sole power to vote and sole power to dispose of all the shares of Common Stock beneficially owned by the Reporting Person.

(e) As a result of the transactions described herein, on May 31, 2023 the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock. The filing of this Amendment No. 7 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to include the following:

The Management Services Agreement between the Reporting Person and the Issuer, dated as of January 1, 2016 and amended as of July 25, 2017, and the Stockholders Agreement were terminated in conjunction with the Merger Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2023

CELLECTIS S.A.

By:	/s/ André Choulika
Name:	André Choulika
Title:	Chief Executive Officer